Filed pursuant to Rule 433

Registration File No. 333-219855

Pricing Term Sheet

Pricing Term Sheet

Lear Corporation

$350,000,000 3.500% Senior Notes due 2030

$300,000,000 5.250% Senior Notes due 2049

February 20, 2020

The information in this pricing term sheet supplements Lear Corporation’s preliminary prospectus supplement, dated February 20, 2020 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Lear Corporation previously issued $325,000,000 aggregate principal amount of 5.250% Senior Notes due 2049 (the “Existing 2049 Notes”). The $300,000,000 5.250% Senior Notes due 2049 offered pursuant to the Preliminary Prospectus Supplement (as supplemented by this term sheet) (the “New 2049 Notes”) will (i) be identical to the terms of the Existing 2049 Notes (other than the initial offering price), (ii) be treated as a single class with the Existing 2049 Notes pursuant to the indenture, dated as of August 17, 2017, between Lear Corporation and U.S. Bank National Association, as trustee (the “Trustee”), as may be amended and supplemented from time to time and as supplemented by the Third Supplemental Indenture, dated as of May 1, 2019, between Lear Corporation and the Trustee and (iii) have the same CUSIP number and will be fungible with the Existing 2049 Notes.

Issuer:	Lear Corporation
	2030 Notes	2049 Notes

Title of Security:	3.500% Senior Notes due 2030	5.250% Senior Notes due 2049

Offering Format:	SEC Registered	SEC Registered

Expected Ratings*:	Baa2 / BBB-	Baa2 / BBB-

Trade Date:	February 20, 2020	February 20, 2020

Settlement Date:	February 24, 2020 (T+2)	February 24, 2020 (T+2)

Aggregate Principal Amount:	$350,000,000	$300,000,000

Maturity Date:	May 30, 2030	May 15, 2049

Coupon:	3.500%	5.250%

Benchmark Treasury:	UST 1.500% due February 15, 2030	UST 2.375% due November 15, 2049

Benchmark Treasury Price and Yield:	99-24+ / 1.525%	109-01+ / 1.971%

Spread to Benchmark Treasury:	+200 basis points	+285 basis points

Yield to Maturity:	3.525%	4.821%

Price to Public:	99.774% of aggregate principal amount	106.626% of aggregate principal amount[1]

Net Proceeds to Issuer (before expenses):	$349,209,000	$319,878,000

Interest Payment Dates:	May 30 and November 30, commencing November 30, 2020	May 15 and November 15, commencing May 15, 2020

Optional Redemption:

Prior to February 28, 2030 (three months prior to the maturity date of the 2030 Notes), we may at our option redeem some or all of the 2030 Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, to the redemption date plus a “make-whole” premium, if any, at UST + 30 basis points.

At any time on or after February 28, 2030, we may redeem at our option, some or all of the Notes, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but not including the redemption date.

Prior to November 15, 2048 (six months prior to the maturity date of the 2049 Notes), we may at our option redeem some or all of the 2049 Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, to the redemption date plus a “make-whole” premium, if any, at UST + 40 basis points.

At any time on or after November 15, 2048, we may redeem at our option, some or all of the 2049 Notes, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but not including the redemption date.

Change of Control Triggering Event:	If we experience a Change of Control and a Rating Decline, each holder will have the right to require us to offer to purchase all of the Notes at a purchase price of 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase.	If we experience a Change of Control and a Rating Decline, each holder will have the right to require us to offer to purchase all of the 2049 Notes at a purchase price of 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

CUSIP/ISIN:	521865 BB0 / US521865BB05	521865 AZ8 / US521865AZ81

Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. J.P. Morgan Securities LLC Citigroup Global Markets Inc. HSBC Securities (USA) Inc.	Barclays Capital Inc. BofA Securities, Inc. J.P. Morgan Securities LLC Citigroup Global Markets Inc. HSBC Securities (USA) Inc.

Senior Co-Managers:	BNP Paribas Securities Corp. MUFG Securities Americas Inc. RBC Capital Markets, LLC SG Americas Securities, LLC SMBC Nikko Securities America, Inc.	BNP Paribas Securities Corp. MUFG Securities Americas Inc. RBC Capital Markets, LLC SG Americas Securities, LLC SMBC Nikko Securities America, Inc.

[1]	Plus accrued interest from November 15, 2019 to, but not including, February 24, 2020, in the aggregate amount of $4,331,250, or approximately $14.44 per $1,000 principal amount.

Co-Managers:	BBVA Securities Inc. Citizens Capital Markets, Inc. Commerz Markets LLC PNC Capital Markets LLC UniCredit Capital Markets LLC U.S. Bancorp Investments, Inc.	BBVA Securities Inc. Citizens Capital Markets, Inc. Commerz Markets LLC PNC Capital Markets LLC UniCredit Capital Markets LLC U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the SEC relating to this offering. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained by contacting (i) Barclays Capital Inc. toll-free at 1-888-603-5847, (ii) BofA Securities, Inc. at 1-800-294-1322 and (iii) J.P. Morgan Securities LLC collect at 1-212-834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.